SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reviews Quarterly Dividend Policy for 2008

São Paulo, August 7, 2008 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), announces that the Company’s Board of Directors (“the Board”) voted yesterday to suspend quarterly dividends for the remainder of 2008.

GOL has paid R$664.7 million in dividends to its shareholders since 2004. Given the current environment for the airline industry, the Board believes suspending dividends is in the Company and shareholders’ best interests, as it will allow GOL to employ cash to fund investments and improve credit ratios. Suspending dividends is one of many strategies the Company is employing to offset higher fuel prices and provide management with the necessary flexibility to continue making investments, including GOL’s fleet renewal program, recent adjustments to the fleet plan, integration of GTA and VRG operations and the implementation of a new ticket sales system. These initiatives are expected to contribute to revenues and optimize costs.

“The Company is taking the necessary steps to set the stage for the next phase of growth, in line with our strategy of profitable expansion through our low-cost structure” said Constantino de Oliveira Junior, GOL’s president and CEO.

The 2008 dividend policy forecasted fixed quarterly dividend payments of R$0.18 per share for both common and preferred shares. The Company is committed to distributing a minimum dividend of 25 percent of the year’s net profit, and, if necessary, will issue a supplemental dividend payment at year-end to meet the minimum dividend as required by Brazilian Corporate Law.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 57 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith & N. Dean
Ph: 1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com
noelle.dean@edelman.com	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL.. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management.. Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.